EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon Corporation:

We consent to the use of our reports dated February 25, 2021, with respect to the consolidated balance sheets of First Horizon Corporation as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of First Horizon Corporation and are incorporated by reference in this Registration Statement on Form S-8.

Our report dated February 25, 2021, on consolidated financial statements, refers to a change to the method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASC 326, Financial Instruments – Credit Losses.

Our report dated February 25, 2021, on the effectiveness of internal control over financial reporting as of December 31, 2020, contains an explanatory paragraph that states First Horizon Corporation acquired IBERIABANK Corporation during the year ended December 31, 2020, and management excluded from its assessment of the effectiveness of First Horizon Corporation’s internal control over financial reporting as of December 31, 2020, IBERIABANK Corporation’s internal control over financial reporting associated with approximately 33% of total assets and approximately 18% of total revenue included in the consolidated financial statements of First Horizon Corporation as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of First Horizon Corporation also excluded an evaluation of the internal control over financial reporting of IBERIABANK Corporation.

/s/ KPMG LLP

Memphis, Tennessee
April 28, 2021